FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 20, 2020

Mr. Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND (the “Registrant”) 1933 Act File No. 333-231065 1940 Act File No. 811-23174

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to further comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on July 17, 2020, regarding its response to Comment #4 in its July 15, 2020 Correspondence that responded to Staff comments on its Post-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 10 under the Investment Company Act of 1940 to the Form N-2 Registration Statement of the above-referenced Registrant filed on May 13, 2020.

COMMENT 4. Prospectus – Risk Factors – Interest Rate Risk

The Staff re-issues its comment regarding the Registrant’s “Interest Rate Risk” disclosure. Accordingly, the Prospectus should more fully disclose that interest rates are at historic lows and any impact of that on the Registrant. Please discuss the Federal Reserve actions (asset/bond buyback programs) and other stimulus programs implemented because of the pandemic.

RESPONSE: The Registrant acknowledges the Staff’s re-issued comment. The Registrant proposes to further enhance the “Epidemic and Pandemic Risk” disclosure (additions are underlined) in response to this comment. The Registrant respectfully believes that the added disclosure is responsive to the Staff’s concerns and its inclusion under “Epidemic and Pandemic Risk,” which appears as a sub-section under “Risk Related to the Economy” in the Prospectus, is appropriate.

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread globally (“COVID-19”). This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and has promised unlimited and open-ended quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.

Questions on this letter or requests for additional information may be directed to me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson
Mark R. Thompson
Senior Paralegal